Exhibit 99.15

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Contents

Introduction	2

Company Overview	2

Selected Annual Information	8

Reconciliation of Net Income to EBITDA and Adjusted EBITDA	9

Calculation of Gross Mining Profit & Gross Mining Margin	9

Reportable Operating Segments	10

Backbone	10

Volta	11

Selected Quarterly Information	11

Liquidity and Capital Resources	12

Cash Flows	12

Working Capital	13

Components of Total Debt	13

Capital Resources	14

Off-Balance Sheet Arrangements	16

Share Capital	16

Financial Instruments & Risks	16

Other Risks	19

Related Party Transactions	34

Recent and Subsequent Events	35

Accounting Standards	36

Adoption of New Accounting Standards	36

Caution Regarding Forward-Looking Statements	40

Caution Regarding Non-IFRS Financial Performance Measures	41

Management’s Report on Internal Control Over Financial Reporting	42

Glossary of Terms	42

Bitfarms Ltd. 2019 MD&A	1

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Introduction

The following Management’s Discussion and Analysis (“MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) should be read in conjunction with the Company’s audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2019. In addition, the following MD&A should be read in conjunction with the Company’s “Caution Regarding Forward-Looking Statements” beginning on page 40 of this MD&A.

The Company’s audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2019 include the accounts of the Company and other entities that the Company controls and are reported in US dollars, except where otherwise noted.

Under IFRS, certain expenses and income must be recognized that are not necessarily reflective of the Company’s underlying operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A on page 41 for more information. This MD&A contains various terms related to the Company’s business and industry. Please refer to the Glossary of Terms on page 42 of this MD&A.

Company Overview

The Company operates through two operating corporate subsidiaries and reportable operating segments: Backbone Hosting Solutions Inc. (“Backbone”) and 9159-9290 Quebec Inc. (operating as Volta Electrique, “Volta”). Backbone owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenues are earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network that the Company receives in return for validating transactions (referred to as “Mining”). Backbone regularly exchanges cryptocurrencies mined into U.S. dollars through reputable and established cryptocurrency trading platforms.

As of the date of this MD&A, Bitfarms currently operates five server farm facilities in Québec, Canada, which use approximately 53 MW to produce approximately 780 Petahash per second (PH/s) of hashrate for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time. Volta provides electrician services to both commercial and residential customers in Quebec, while assisting Bitfarms in building and maintaining its server farms.

Bitfarms Ltd. 2019 MD&A	2

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Full Year 2019 Highlights:

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	$ Change	% Change	Dec. 31 2019	Dec. 31 2018	$ Change	% Change
Revenues	10,536	4,654	5,882	126%	32,421	33,805	(1,384)	(4%)
Cost of Sales	7,702	6,872	830	12%	20,982	22,928	(1,946)	(8%)
Gross profit	2,834	(2,218)	5,052	(228%)	11,439	10,877	562	5%
Gross margin	27%	(48%)	-	-	35%	32%	-	-
G&A and other expenses	2,712	1,712	1,000	58%	10,294	9,815	479	5%
Impairment of PP&E and Intangibles	-	19,060	(19,060)	(100%)	56	19,060	(19,004)	(100%)
Operating income (loss)	122	(22,990)	23,112	(101%)	1,089	(17,998)	19,087	(106%)
Operating margin	1%	(494%)	-	-	3%	(53%)	-	-
Financial income	55	-	55	100%	2,252	-	2,252	100%
Interest expense (income)	1,122	(58)	1,180	(2,034%)	3,268	63	3,205	5,087%
Other financial expenses (income)	504	63	441	700%	557	116	441	380%
Total Financial expenses	1,626	5	1,621	32,420%	3,825	179	3,646	2,037%
Pre-tax loss	(1,449)	(22,995)	21,546	(94%)	(484)	(18,177)	17,693	(97%)
Income tax expense (recovery)	(2,574)	(1,732)	(842)	49%	(2,591)	59	(2,650)	(4,492%)
Net income (loss)	1,125	(21,263)	22,388	(105%)	2,107	(18,236)	20,343	(112%)
Net income (loss) per share - basic	0.02	(0.02)	0.04	(200%)	0.04	(0.16)	0.20	(127%)
Gross mining profit (1)	5,488	1,676	3,812	227%	17,681	23,154	(5,473)	(24%)
Gross mining margin (1)	56%	45%	-	-	60%	73%	-	-
EBITDA (1)	2,299	(19,839)	22,138	(112%)	9,627	(5,566)	15,193	(273%)
EBITDA margin (1)	22%	(426%)	-	-	30%	(16%)	-	-
Adjusted EBITDA (1)	2,986	(603)	3,589	(595%)	10,617	15,265	(4,648)	(30%)
Adjusted EBITDA margin (1)	28%	(13%)	-	-	33%	45%	-	-

●	Consolidated revenue of $32.4 million; gross profit of $11.4 million (35% gross profit margin), operating income of $1.1 million (3% operating margin), and net income of $2.1 million;
●	Mining operations segment gross mining profit[1] of $17.7 million (60% gross mining margin);
●	$9.6 million EBITDA (30% EBITDA margin) and $10.6 million Adj. EBITDA (33% Adj. EBITDA margin);
●	Mined 3,865 Bitcoin and 7,561[2] Litecoin with a 2019 average break-even[3] Bitcoin price of $2,996 and average break-even Litecoin price of$49;
●	Completed and deployed $20.0 million debt financing to increase infrastructure capacity from 34 MW to 64 MW (88% increase) and hashrate capacity to 780 PH (~270% increase) by the end of 2019;
●	Concurrently completed de-listing from Tel Aviv Stock Exchange and listing process for the TSXV, being the first crypto company to receive approval from the OSC through a full prospectus filing; and
•	Completed reorganization to result in Bitfarms Ltd. owning 100% of Backbone Hosting Solutions Inc., the Company’s main operating entity.

1 EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Gross mining profit and Gross mining margin are non-IFRS performance measures; please refer to the end of this MD&A regarding the use of Non-IFRS Financial Performance Measures.

2The company mined Litecoin at varying levels from January 2019 to August 2019.

3 Represents the break-even cost of Bitcoin and Litecoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of each of Bitcoin and Litecoin divided by the total number of Bitcoin and Litecoin mined, respectively, in the relevant period.

Bitfarms Ltd. 2019 MD&A	3

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Revenue

Q4 2019 Compared to Q4 2018

Revenue was $10.5 million for the three month period ended December 31, 2019 (“Q4 2019”) compared to $4.7 million for the comparable three month period in 2018 (“Q4 2018”). Revenue for Q4 2019 increased $5.9 million or 126% compared to the revenue in Q4 2018.

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenue based on actual coins sold during the three-month period ended December 31, 2018 and Volta external revenue		794	4,654	-
Impact of increase in average Bitfarms’ Bitcoin hashrate in excess of average network difficulty during Q4 2019 compared to Q4 2018	1	636	3,307	71%
Impact of increase in Q4 2019 average Bitcoin sale price compared to Q4 2018 average Bitcoin sale price	2		3,271	70%
Impact of Q3 2018 Altcoin inventory plus additional Altcoins mined in Q4 2018 exchanged into Bitcoin in Q4 2018	3	(28)	(184)	(4%)
Difference in Bitcoin inventory at end of 2019 compared to end of 2018	4	11	87	2%
Q3 2018 BTC Inventory sold in Q4 2018	5	(158)	(822)	(18%)
Volta decrease in external revenues and other mining variances		(36)	223	5%
Revenue for three months ended December 31, 2019		1,219	10,536	126%

Notes

1	Calculated as the difference in Bitcoin mined in Q4 2019 compared to Q4 2018 (i.e. 1,219 - 583) multiplied by Q4 2018 average Bitcoin price (i.e. $5,200)
2	Calculated as the difference in average realized Bitcoin price in Q4 2019 compared to Q4 2018 (i.e. $7,883 - $5,200) multiplied by the Bitcoin sold in Q4 2019 (i.e. 1,219)
3	Calculated as the total Bitcoin Cash, Dash, Ethereum, and Litecoin (each an “Altcoin” and collectively “Altcoins”) exchanged into Bitcoin and sold in Q4 2018 multiplied by the Q4 2018 average realized Bitcoin price (i.e. $5,200)
4	Calculated as the difference in Bitcoin inventory as at Q4 2018 compared to Q4 2019 (i.e. 11 - 0) multiplied by the average realized Bitcoin price in Q4 2019 (i.e. $7,883)
5	Calculated as the ending inventory on September 30, 2018 multiplied by the average realized Bitcoin price in Q4 2018 (i.e. $5,200)

The most significant factors influencing the net increase to Bitfarms’ revenue in Q4 2019 compared to Q4 2018 are presented in the table above. Revenue increased $3.3 million or 71% due to increased Bitcoin mined resulting from higher average Bitfarms hashrate in excess of average network difficulty and $3.3 million or 70% due to a higher average realized Bitcoin sale price of $7,883 compared to $5,200 in Q4 2019 versus Q4 2018.

The preceding factors leading to the comparative increase to Bitfarms’ net revenue in Q4 2019 compared to Q4 2018 were offset by a decrease of $0.8 million or 18% due to Bitcoin sold in Q4 2018 that was in inventory at the end of Q3 2018 in addition to a decrease of $0.2 million or 4% related to Altcoins mined and sold in Q4 2018.

Bitfarms Ltd. 2019 MD&A	4

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Year Ended 2019 Compared to Year Ended 2018

Bitfarms’ total revenue for 2019 was $32.4 million compared to $33.8 million for 2018. Revenue in 2019 decreased $1.4 million or 4% compared to the revenue in 2018. The factors which had the greatest impact on the decrease in revenue in 2019 compared to 2018 are provided in the following table:

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenue based on actual coins sold during the twelve-month period ended December 31, 2018 and Volta external revenue		3,966	33,805	-
Impact of increase in average Bitfarms’ Bitcoin hashrate average in excess of increase in network difficulty during 2019 compared to 2018	1	613	4,845	14%
Impact of difference in average Bitcoin sale price in 2019 compared to 2018	2		(1,907)	(6%)
Impact of Altcoins mined, converted to Bitcoin and sold in 2018 less ending Altcoin inventory versus Altcoins sold in 2019	3	(649)	(4,857)	(14%)
Difference in Bitcoin inventory at year-end in 2019 compared to 2018	4	11	82	0%
BTC received for sales of miners during 2019		(16)	(171)	(1%)
Other mining variances		(49)	(277)	(1%)
Increase in Volta third party revenue in 2019 compared to 2018			901	3%
Revenue for twelve months ended December 31, 2019		3,876	32,421	(5%)

Notes

1	Calculated as the difference in Bitcoin mined in 2019 compared to 2018 (i.e. 3,865 - 3,252) multiplied by 2018 average Bitcoin price (i.e. $7,904)
2	Calculated as the difference in average realized Bitcoin price in 2019 compared to 2018 (i.e. $7,412 - $7,904) multiplied by Bitcoin sold in 2019 (i.e. 3,876)
3	Calculated as the total Bitcoin Cash, Dash, Ether, and Litecoin (each an “Altcoin” and collectively “Altcoins”) exchanged into Bitcoin and sold in 2018 multiplied by the 2018 average realized Bitcoin price (i.e. $7,904)
4	Calculated as the difference in Bitcoin inventory as at 2018 compared to 2019 (i.e. 11 - 0) multiplied by the average realized Bitcoin price for 2019 (i.e. $7,412)

The most significant factors influencing the net decrease to Bitfarms’ revenue in 2019 compared to 2018 presented in the table above are the decrease of $1.9 million or 6% resulting from the lower average realized sale price per Bitcoin of $7,412 in 2019 compared to $7,904 in 2018 and the decrease of $4.9 million or 14% resulting from the decrease in mining and sale of Altcoins in 2019 compared to 2018. These decreases were substantially offset by an increase of $4.8 million or 14% due to increased Bitcoin mined resulting from higher average Bitfarms hashrate in excess of average network difficulty in 2019 compared to 2018. The Company recognizes revenue when the Bitcoin are sold and it is the practice of the Company to sell its cryptocurrencies for fiat (i.e. U.S. dollar), within one to four days after the cryptocurrencies are mined. The Company sells its cryptocurrency through cryptocurrency trading platforms operated by Tagomi Holdings, Inc. and Gemini Trust Company, LLC, two licensed digital asset exchanges regulated by the New York State Department of Financial Services and operated out of New York, New York, USA. In certain specific and limited cases, Bitfarms does not convert Bitcoin directly into fiat and uses Bitcoin to directly pay for payment obligations, including the Dominion loan described below.

Bitfarms Ltd. 2019 MD&A	5

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Bitfarms’ cryptocurrencies mined in 2019 compared to 2018 are summarized in the table below:

	Three months ended			Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	% Change	Dec. 31 2019	Dec. 31 2018	% Change

Bitcoin	1,219	583	109%	3,865	3,252	19%
Bitcoin Cash	-	263	0%	-	2,577	(100%)
Litecoin	-	1,553	(100%)	7,561	6,234	21%
Dash	-	95	(100%)	-	611	(100%)
Ethereum	-	167	(100%)	-	964	(100%)

Cost of Sales

Q4 2019 Compared to Q4 2018

Bitfarms’ cost of sales for Q4 2019 was $7.7 million compared to $6.9 million in Q4 2018. Costs of sales include energy and infrastructure expenses, depreciation and amortization, electrician salaries, and, purchases and net change in inventory which are summarized in the table below:

(U.S. $ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	$ Change	% Change	Dec. 31 2019	Dec. 31 2018	$ Change	% Change
Energy and infrastructure	4,229	2,076	2,153	104%	11,666	8,487	3,179	37%
Depreciation and amortization	2,626	3,214	(588)	(18%)	6,843	12,548	(5,705)	(45%)
Electrician salaries	335	466	(131)	(28%)	1,174	793	381	48%
Purchases and net change in inventory	512	1,116	(604)	(54%)	1,299	1,100	199	18%
Cost of sales	7,702	6,872	830	12%	20,982	22,928	(1,946)	(8%)

Energy and infrastructure expenses increased by $2.2 million or 104% in Q4 2019 compared to Q4 2018, primarily due to an increase in electricity expense, which was approximately $2.4 million higher in Q4 2019 compared to Q4 2018 as the Company added new Miners which increased electrical consumption from 22 MW at the end of Q4 2018 to 53 MW at the end of Q4 2019. This increase was primarily offset by a decrease in facility rent expense in Q4 2019 of approximately $0.2 million compared to Q4 2018 due to the adoption of the new accounting standard IFRS 16. Rent expenses have been reclassified as depreciation and interest expense due to the adoption of IFRS 16 by the Company in 2019.

Depreciation and amortization expense decreased by $0.6 million or 18% in Q4 2019 compared to Q4 2018 primarily resulting from a decrease of $1.7 million in connection with the impairment loss of $18.5 million on property, plant and equipment and intangible assets recorded by the Company in Q4 2018, offset by depreciation expense recorded on newly acquired property, plant and equipment. The decrease in depreciation and amortization expense was further offset by an increase in depreciation expense of

$0.2 million in Q4 2019 compared to Q4 2018 resulting from the adoption of IFRS 16 by the Company in January 2019 as the Company depreciates right of use assets over the term of the relevant leases.

Finally, purchases and net change in inventory decreased by $0.6 million or 54% in Q4 2019 compared to Q4 2018. This was primarily due to the fact that the Company sold Bitcoin inventory that it held as at Q3 2018 in Q4 2018. In 2019, there was no Bitcoin inventory at the end of Q3 that was sold in Q4.

Year Ended 2019 Compared to Year Ended 2018

Bitfarms’ cost of sales for 2019 was $11.7 million compared to $8.5 million in 2018. Energy and infrastructure expenses increased by $3.2 million or 37% in 2019 compared to 2018, primarily due to an increase in electricity expense, which was approximately $3.8 million higher in 2019 compared to 2018 as the Company added new Miners which had the effect of increasing electrical consumption from 22 MW at the end of 2018 to 53 MW by the end of 2019. The increase in energy and infrastructure cost in 2019 compared to 2018 was primarily offset by a decrease in facility rent expense in 2019 of approximately $0.8 million compared to 2018 due to the adoption of the new accounting standard IFRS 16. Rent expenses have been reclassified as depreciation and interest expense due to the adoption of IFRS 16 by the Company in 2019.

Bitfarms Ltd. 2019 MD&A	6

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Depreciation and amortization expense decreased by $5.7 million or 45% in 2019 compared to 2018, with a decrease of $7.3 million resulting from the impairment loss of $18.5 million on property, plant and equipment and intangible assets recorded by the Company in 2019. The decrease in depreciation and amortization expense was partially offset by an increase in depreciation on newly acquired property, plant and equipment and an increase in depreciation expense of $854,000 in 2019 compared to 2018, resulting from the adoption of IFRS 16 by the Company in January 2019 as the Company amortizes right of use assets over the term of the relevant leases.

Gross Profit

Q4 2019 Compared to Q4 2018

Bitfarms’ gross profit for Q4 2019 was $2.8 million compared to a gross loss of $2.2 million for Q4 2018. The gross profit margin increased from a loss of 48% to profit of 27% in Q4 2019 compared to Q4 2018 primarily due to the increase in Bitcoin mined and average realized Bitcoin sale price, as described in detail in the analysis of revenue above as well as the decrease in depreciation and amortization expense.

Year Ended 2019 Compared to Year Ended 2018

Bitfarms’ gross profit for 2019 was $11.4 million compared to $10.9 million for 2018. The gross profit margin increased from 32% to 35% in 2019 compared to 2018 primarily due to the sustained revenue as described in detail in the analysis of revenue combined with the decrease in overall cost of sales that was primarily due to lower depreciation and amortization as described above.

General & Administrative & Other Expenses Q4 2019 Compared to Q4 2018

Bitfarms’ general and administrative and other expenses increased $1.0 million or 58% in Q4 2019 compared to Q4 2018. The main reasons for the increase were higher non- cash expenses of approximately $0.3 million in Q4 2019 compared to Q4 2018 related to employee stock options approved and granted in 2019 that did not exist in Q4 2018. In addition, there was a reversal of approximately $0.4 million of accrued bonus expense in Q4 2018, compared to $nil in Q4 2019 and a loss on disposal of $0.3 million in Q4 2019 related to 1,429 Antminer S9 ASICs that were no longer operational.

Year Ended 2019 Compared to Year Ended 2018

Bitfarms’ general and administrative expenses increased $0.5 million or 5% in 2019 compared to 2018. The main reasons for the increase was that there were higher non-cash expenses of approximately $2.1 million in 2019 compared to 2018 related to employee stock options approved and granted in 2019 that did not exist in 2018. This increase was offset by a decrease of $1.0 million in 2019 compared to 2018 related to non-cash listing fees incurred in 2018 as the Company listed on the Tel Aviv Stock Exchange, as well as a net decrease of a total of $0.6 million for professional fees and other general and administrative expenses, relating primarily to professional fees incurred in connection with the reverse acquisition of Bitfarms Ltd. (Israel) in 2018 and the preparation of the Company’s preliminary prospectus filed in 2018.

Bitfarms Ltd. 2019 MD&A	7

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Financial Income and Expenses

Q4 2019 Compared to Q4 2018

Bitfarms’ financial income for Q4 2019 was $0.05 million compared to financial income of $nil in Q4 2018 resulting from the revaluation of the embedded derivative creating a non-cash gain in connection with the Dominion Capital loan described below. Financial expenses for Q4 2019 was $1.6 million compared to $4,000 in Q4 2018. The increase is primarily related to interest expense of $1.2 million incurred on the Dominion Capital loan, as described under Financial Instruments and Risks, which did not exist in Q4 2018, as well as $0.1 million of interest expense related to lease liabilities resulting from the adoption of IFRS 16.   Financial income and expenses are comprised of interest on the Dominion Capital loan, warrant issuance costs, gain on embedded derivative and revaluation of the warrants, interest payments in respect of vendor financing, classification of a portion of rent as interest expense on the lease liabilities on adoption of IFRS 16, unrealized foreign exchange losses on monetary items in Canadian dollars to the functional currency in US dollars, and interest on Volta’s long-term debt repayments and bank charges.

Year Ended 2019 Compared to Year Ended 2018

Bitfarms’ financial income for 2019 was $2.3 million compared to financial income of $4,000 in 2018 resulting from the revaluation of the embedded derivative and the warrant liability creating a non-cash gain in connection with the Dominion Capital loan described below. Financial expenses for 2019 was $3.8 million compared to $0.2 million in 2018. The increase is primarily related to interest expense of $2.8 million incurred on the Dominion Capital loan, as described under Financial Instruments and Risks, which did not exist in 2018, as well as $0.4 million of interest expense related to the adoption of IFRS 16 and warrant issuance costs of $0.2 million in 2019 not incurred in 2018.

Selected Annual Information

(U.S.$ in thousands except where indicated)

For the years ended December 31,	2019 (52 weeks)	2018 (52 weeks)	2017 (8 weeks)
Revenues	32,421	33,805	8,663
Operating income (loss)	1,089	(17,998)	6,892
Net earnings attributable to:
Shareholders	2,899	(9,363)	4,905
Non-controlling interest	(792)	(8,873)	-
Basic and diluted earnings (loss) per share	0.04	(0.16)	0.08
Total current assets	6,550	3,295	8,485
Total non-current assets	46,306	22,938	26,063
Total assets	52,856	26,233	34,548
Total current liabilities	4,009	4,656	5,735
Long-term debt	14,849	693	-
Lease liabilities	5,717	-	-
Other non-current liabilities	193	232	909
Total non-current liabilities	20,759	925	909
Total liabilities	24,768	5,581	6,644
Total equity	28,088	20,652	27,904

There have not been any distributions or cash dividends declared per share on any class of shares in any of the three years disclosed in the table above.

Bitfarms Ltd. 2019 MD&A	8

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	$ Change	% Change	Dec. 31 2019	Dec. 31 2018	$ Change	% Change
Net income (loss)	1,125	(21,262)	22,387	(105%)	2,107	(18,236)	20,343	(112%)
Interest expense	1,122	(58)	1,180	(2,034%)	3,268	63	3,205	5,087%
Income tax expense (recovery)	(2,574)	(1,732)	(842)	49%	(2,591)	59	(2,650)	(4,492%)
Depreciation/amortization	2,626	3,214	(588)	(18%)	6,843	12,548	(5,705)	(45%)
EBITDA	2,299	(19,838)	22,137	(112%)	9,627	(5,566)	15,193	(273%)
Stock compensation expense	430	165	265	161%	2,873	746	2,127	285%
Financial income	(55)	-	(55)	-	(2,252)	-	(2,252)	-
Listing cost	-	-	-	-	-	1,000	(1,000)	(100%)
Impairment	-	19,060	(19,060)	(100%)	56	19,060	(19,004)	(100%)
Other non-cash expenses	312	11	301	2,736%	313	25	288	1,152%
Adjusted EBITDA	2,986	(602)	3,588	(596%)	10,617	15,265	(4,648)	(30%)

Q4 2019 Compared to Q4 2018

Bitfarms’ net income for Q4 2019 was $1.1 million compared to a net loss of $21.3 million for Q4 2018. EBITDA and Adjusted EBITDA for Q4 2019 were $2.3 million and $3.0 million compared to an EBITDA and Adjusted EBITDA loss of $19.9 million and $0.6 million, respectively, in Q4 2018. In Q4 2019 the Company recorded an income tax recovery as a result of carrying back 2019 tax losses against taxable income originating in 2018 and 2017. In Q4 2018 the income tax recovery represented the reversal of income tax provisions taken in previous quarters to reflect the actual annual tax expense incurred by the Company.

Year Ended 2019 Compared to Year Ended 2018

Bitfarms’ net income for 2019 was $2.1 million compared to a net loss of $18.2 million for 2018. Bitfarms’ income tax recovery for 2019 was $2.6 million compared to income tax expense of $0.1 million in 2018. The income tax recovery results from a net loss for tax purposes in 2019 that will be carried back to recover income taxes paid in past years. The taxable loss for 2019 is primarily due to accelerated capital cost allowance available for income tax purposes. EBITDA and Adjusted EBITDA for 2019 were $9,627,000 and

$10.6 million compared to an EBITDA loss of $5.6 million and Adjusted EBITDA of $15.3 million, respectively, in 2018. EBITDA and Adjusted EBITDA are non-IFRS financial performance measures; please refer to the section “Caution Regarding Non-IFRS Financial Performance Measures” on page 41 regarding the use of non-IFRS Measures.

Calculation of Gross Mining Profit & Gross Mining Margin

(U.S. $ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	$ Change	% Change	Dec. 31 2019	Dec. 31 2018	$ Change	% Change
Revenues	9,717	3,752	5,965	159%	29,347	31,641	(2,294)	(7%)
Energy and infrastructure expenses	4,229	2,076	2,153	104%	11,666	8,487	3,179	37%
Gross mining profit	5,488	1,676	3,812	227%	17,681	23,154	(5,473)	(24%)
Gross mining margin	56%	45%	-	-	60%	73%	-	-

Bitfarms Ltd. 2019 MD&A	9

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

“Gross mining profit” is defined as Revenue minus energy and infrastructure expenses for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining margin by Revenue for the Backbone segment of the Company.

Reportable Operating Segments

Backbone

(U.S. $ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	$ Change	% Change	Dec. 31 2019	Dec. 31 2018	Change	Change
Revenue	9,717	3,752	5,965	159%	29,347	31,641	(2,294)	(7%)
Cost of Sales	6,879	6,202	-	-	18,479	21,349	-	-
Gross profit	2,838	(2,450)	5,288	(216%)	10,868	10,292	576	6%
Gross margin	29%	(65%)	-	-	37%	33%	-	-
G&A and other expenses	2,556	1,339	1,217	91%	9,416	7,510	1,906	25%
Impairment of PP&E and Intangibles	-	19,060	(19,060)	(100%)	56	19,060	(19,004)	(100%)
Operating income (loss)	282	(22,849)	23,131	(101%)	1,396	(16,278)	17,674	(109%)
Operating margin	3%	(609%)	-	-	5%	(51%)	-	-
Financial income	55	-	55	-	2,252	-	2,252	-
Interest expense	1,115	63	1,052	1,670%	3,234	167	3,067	1,837%
Other financial expenses (income)	531	(34)	565	(1,662%)	584	(14)	598	(4,271%)
Net loss before tax	(1,309)	(22,878)	21,569	(94%)	(170)	(16,431)	16,261	(99%)
EBITDA (1)	2,404	(19,607)	22,011	(112%)	9,816	(3,740)	13,556	(362%)
EBITDA margin (1)	25%	(523%)	-	-	33%	(12%)	-	-
Adjusted EBITDA (1)	3,091	(371)	3,462	(933%)	10,806	17,091	(6,285)	(37%)
Adjusted EBITDA margin (1)	32%	(10%)	-	-	37%	54%	-	-

Reconciliation of Non-IFRS Performance Measures

Net loss before tax	(1,309)	(22,878)	21,569	(94%)	(170)	(16,431)	16,261	(99%)
Interest expense	1,115	63	1,052	1670%	3,234	167	3,067	1837%
Depreciation expense	2,598	3,208	(610)	(19%)	6,752	12,524	-	-
EBITDA (1)	2,404	(19,607)	22,011	(112%)	9,816	(3,740)	13,556	(362%)
Stock compensation expense	430	165	265	161%	2,873	746	2,127	285%
Financial income	(55)	-	(55)	-	(2,252)	-	(2,252)	-
Impairment	-	19,060	(19,060)	(100%)	56	19,060	(19,004)	(100%)
Other non-cash expenses	312	11	301	2736%	313	25	288	1152%
Adjusted EBITDA (1)	3,091	(371)	3,462	(933%)	10,806	16,091	(5,285)	(33%)

Notes

(1)	EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the heading “Caution Regarding Non-IFRS Financial Performance Measures” at the end of this MD&A regarding the use of Non-IFRS Financial Performance Measures.

Bitfarms Ltd. 2019 MD&A	10

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Volta

(U.S. $ in thousands except where indicated)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	$ Change	% Change	Dec. 31 2019	Dec. 31 2018	$ Change	% Change
Revenue	818	902	(84)	(9%)	3,074	2,164	910	42%
Cost of Sales	823	700	123	18%	2,503	1,579	924	59%
Gross profit (loss)	(5)	202	(207)	(102%)	571	585	(14)	(2%)
Gross margin	(1%)	22%	-	-	19%	27%	-	-
G&A and other expenses	175	154	21	14%	644	616	28	5%
Operating income (loss)	(180)	48	(228)	(475%)	(73)	(31)	(42)	135%
Operating margin	(22%)	5%	-	-	(2%)	(1%)	-	-
Interest expense	7	4	3	75%	34	14	20	143%
Other finance expenses	(27)	11	(38)	(345%)	(27)	29	(56)	(193%)
Net income (loss) before tax	(160)	33	(193)	(585%)	(80)	(74)	(6)	8%
EBITDA (1)	(125)	43	(168)	(391%)	45	(36)	81	(225%)
EBITDA margin (1)	(15%)	5%	-	-	1%	(2%)	-	-
Adjusted EBITDA (1)	(125)	43	(168)	(391%)	45	(36)	81	(225%)
Adjusted EBITDA margin (1)	(15%)	5%	-	-	1%	(2%)	-	-

Reconciliation of Non-IFRS Performance Measures

Net loss before tax	(160)	33	(193)	(585%)	(80)	(74)	(6)	8%
Interest expense	7	4	3	75%	34	14	20	143%
Depreciation expense	28	6	22	367%	91	24	67	279%
EBITDA (1)	(125)	43	(168)	(391%)	45	(36)	81	(225%)
Adjusted EBITDA (1)	(125)	43	(168)	(391%)	45	(36)	81	(225%)

Notes

(1)	EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the heading “Caution Regarding Non-IFRS Financial Performance Measures” at the end of this MD&A regarding the use of Non-IFRS Financial Performance Measures.

Selected Quarterly Information

(U.S. $ in thousands except where indicated)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenue	10,536	9,739	8,517	3,629	4,669	6,866	6,592	15,678
Net income (loss)	1,125	4,309	(1,320)	(2,007)	(21,263)	(1,711)	(1,337)	6,075
Basic income (loss) per Share	0.02	0.06	(0.01)	(0.02)	(0.23)	(0.02)	(0.02)	0.12

The Company’s industry does not have any seasonality. Factors that may impact revenue and profitability quarter over quarter include cryptocurrency pricing, network difficulty and the Company’s hashrate.

Bitfarms Ltd. 2019 MD&A	11

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Liquidity and Capital Resources

Cash Flows

(U.S. $ in thousands except where indicated)	Twelve months ended
For the periods ended as indicated	Dec. 31 2019	Dec. 31 2018	$ Change	% Change
Cash & cash equivalents, beginning of the period	552	4,518	(3,966)	(88%)
Cash flows from (used in):
Operating activities	6,020	13,761	(7,741)	(56%)
Investing activities	(22,364)	(22,077)	(287)	1%
Financing activities	17,974	4,332	13,642	315%
Exchange rate differences on currency translation	(23)	18	(41)	(228%)
Cash & cash equivalents, end of the period	2,159	552	1,607	291%

Cash Flows from Operating Activities

The cash flow from operating activities decreased $7.7 million or 56% in 2019 compared to 2018 primarily due to lower gross mining profit4 in 2019 that resulted from lower realized Bitcoin prices and higher difficulty in 2019 compared to 2018.

Cash Flows used in Investing Activities

The Company had a similar level of cash flows used in investing activities for each of the twelve months ended 2019 and 2018. During the twelve months ended 2018, the Company made significant investment in the purchase of ASICs, the development of the St. Hyacinthe and Magog facilities, as well as the acquisition of the Sherbrooke land and building. The cost of ASICs were significantly higher in 2018 due to limited supply. During the twelve months ended 2019, the Company invested in ASICs, electrical components, and Sherbrooke infrastructure build-out.

Cash Flows from Financing Activities

Cash flows from financing activities increased $13.6 million, or 315% in 2019 compared to 2018. This was primarily due to the Company drawing down on all four $5.0 million loan tranches on the $20.0 million debt facility from DC BFL SPV, LLC (“Dominion Capital”) in 2019, which was allocated $14.6 million to long- term debt and $4.9 million to the issuance of warrants, net of transaction fees. This was offset by the repayment of lease liabilities under IFRS 16 of $0.7 million and the repayment of long-term debt of $1.1 million. During the twelve months ended December 31, 2018 the Company received proceeds of $2.9 million from the sale and issuance of common shares, held in trust in Q4 2017. In addition, it obtained vendor financing for the acquisition of Miners of approximately $1.8 million. This was partially offset by the repayment of long-term debt of $0.5 million during the twelve months ended December 31, 2018.

4 Gross mining profit is a non-IFRS performance measures; please refer to the end of this MD&A regarding the use of Non-IFRS Financial Performance Measures.

Bitfarms Ltd. 2019 MD&A	12

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Working Capital

As at December 31, 2019, Bitfarms had a positive working capital balance of $2.5 million compared to a working capital deficit of $1.4 million on December 31, 2018. As at December 31, 2019, Bitfarms had cash and cash equivalents of $2.2 million compared to $0.6 million as at December 31, 2018. Cash and cash equivalents are mainly U.S. and Canadian dollar deposits at regulated financial institutions. In addition, Bitfarms did not hold cryptocurrency inventory as at December 31, 2019 compared to $39,000 as at December 31, 2018.

Components of Total Debt

The Company expects that cash and cash equivalents and future operating cash flows will enable it to fund its working capital requirements and financial obligations, over the next twelve months.

Since inception, the Company has primarily financed its growth through retained earnings, vendor financing, and, since March 2019, a long-term debt facility. The current portion of long-term debt of Bitfarms was $0.9 million as of December 31, 2019 compared to $1.0 million on December 31, 2018. The current maturities of long-term debt may fluctuate due to the variable repayment terms of the loan with Dominion Capital (see below). Bitfarms’ long-term debt consists of the following:

(a)	Bitfarms purchased Miners in the amount of $2.0 million and obtained non-interest bearing vendor financing to pay for the purchase in twenty monthly instalments commencing on June 15, 2018. The financing was recorded at a present value of $1.8 million. The outstanding balance of this loan owing was $0.4 million as at December 31, 2019;

(b)	Volta signed several agreements to purchase vehicles with an outstanding balance of $0.1 million as at December 31, 2019. Eleven notes payable, bearing interest between 3.49% and 8.2% repayable in monthly instalments totaling $5,100 principal and interest, maturing between January 2020 and October 2025, secured by vehicles having a net carrying value of $0.2 million;

(c)	Volta received long-term vendor financing with an outstanding balance of $0.1 million bearing interest at 5.00% payable by monthly instalments of $4,000 principal and interest maturing at September 2022; and

(d)	On March 14, 2019, Bitfarms entered into a secured debt financing facility for up to $20.0 million with Dominion Capital. The debt facility is structured into four separate loan tranches of $5.0 million each bearing interest at 10% per annum on the full principal balance of each loan tranche regardless of principal repayments made during the term of each loan tranche. The term of each loan tranche is 24 months with a balloon payment for any remaining outstanding balance at the end the term. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Bitfarms during the month is required in repayment of the total loan tranches drawn. This amount shall first be applied to accrued interest and the balance to principal. In the event that the amount of interest owing is greater than the amount of cryptocurrency mined, an additional amount shall be remitted such that the interest is paid in full. The debt facility is fully secured by the assets of Bitfarms on a first priority basis.

Bitfarms Ltd. 2019 MD&A	13

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

(e)	In addition to interest, the Company has issued 1,666,667 warrants to Dominion Capital for each loan tranche drawn for a total of 6,666,668 warrants exercisable into common shares of Bitfarms at an exercise price of $0.40 per share. The details of each loan tranche are as follows:

Loan	Drawdown Amount	Drawdown Date	Loan Term	Loan Due Date	Warrants Issued	Warrant Expiry Date
Tranche #1	$5,000,000	March 15, 2019	24 months	March 15, 2021	1,666,667	March 15, 2024
Tranche #2	$5,000,000	April 17, 2019	24 months	April 17, 2021	1,666,667	April 17, 2024
Tranche #3	$5,000,000	June 21, 2019	24 months	June 21, 2021	1,666,667	June 21, 2024
Tranche #4	$5,000,000	August 9, 2019	24 months	August 9, 2021	1,666,667	July 2, 2024
	$20,000,000				6,666,668

As of the date of this MD&A, proceeds from the loan tranches have been used tocomplete the buildout of infrastructure for the first and second phases (“Phase 1” and “Phase 2”) of the Company’s new Sherbrooke facility andmake purchases of new Miners for the Sherbrooke facility and for the other existing facilities.

Additional information regarding Phase 1 and Phase 2 are provided below under the heading “Sherbrooke Expansion.

Capital Resources

Bitfarms’ capital management objective is to ensure its ability to maximize the return to its shareholders. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is maintaining a strong capital base so as to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations, and ensuring sufficient liquidity to pursue organic growth.

Bitfarms may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets. The Company is not subject to any externally imposed capital requirements, with the exception of the Company’s agreement not to issue common shares below $0.40 USD during the term of the loan with Dominion Capital.

Bitfarms Ltd. 2019 MD&A	14

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Sherbrooke Expansion

In 2018, Bitfarms entered into a 98.0 MW power contract in the municipality of Sherbrooke, Québec to be deployed at new server farm facilities in Sherbrooke (herein referred to as, the “Sherbrooke Expansion”). The construction of the Sherbrooke Expansion is anticipated to be completed in six Phases based on megawatt capacity: Phase 1 – 12MW; Phase 2 – 18 megawatts; Phase 3 – 12 MW; Phase 4 - 18 megawatts; Phase 5 – 19 megawatts; and, Phase 6 – 19 megawatts. As at the date of this MD&A, the following steps have been taken by Bitfarms with respect to the Sherbrooke Expansion:

●	Two industrial real estate properties in the municipality of Sherbrooke were acquired for a total purchase price of approximately CAD$4.8 million with a total aggregate area of approximately 114,000 sq. These properties consisted of a 78,000 sq. foot facility (the “Sherwood Property”), and a 36,000 sq. foot facility (the “Leger Property”). On February 11, 2019, the Leger Property was sold for CAD$1.8 million and as part of the agreement reached with the buyer, a real estate developer, the buyer agreed to construct a purpose-built addition to the building for crypto-mining that would be leased to Bitfarms and allow it to realize net savings in its overall future buildout costs for the Sherbrooke Expansion while also providing immediate working capital from the proceeds of the building sale;

●	A total of 30 megawatts of electrical distribution infrastructure for Phase 1 and Phase 2 of the Sherbrooke Expansion have been installed at the Sherwood Property and are operational;

●	Electricity supply agreements have been entered into with Hydro-Sherbrooke. Hydro-Sherbrooke is a regional public utility company that distributes electric power. It is the second largest distributer of energy in the province of Québec next only to Hydro-Québec. Hydro-Sherbrooke operates nine hydroelectric power generation stations; and

●	For Phase 1 and Phase 2 of the Sherbrooke Expansion, 10,050 new generation miners were acquired and installed at the Sherwood Property for $14.9 million (a small portion of the Miners have been reallocated to the Magog facility).

As of the date of this MD&A, the Company has successfully completed Phases 1&2 and is in the process of optimizing the Miners to reach full capacity. To complete each remaining phase of the Sherbrooke Expansion, Bitfarms will need to incur infrastructure buildout costs including exhaust structure, mining structure and building modifications, as well as sourcing of mining hardware and electrical components.

The capital cost for the construction of the remaining Phases 3 through 6 is currently estimated to range between $45.0 million to $55.0 million, inclusive of Miner purchases based on recent hardware pricing. These costs will be divided between both properties, with the majority being allocated to the Leger Property.

The ability to undertake the construction of Phases 3 through 6 of the Sherbrooke Expansion depends, among other things, on the Company’s ability to raise the required financing. As a result, there is no definitive or planned timetable for Phases 3 through 6 of the Sherbrooke Expansion. The Company intends to finance the remainder of the construction of Phases 3 through 6 of the Sherbrooke Expansion by raising additional debt or equity capital or a combination of these means, as well as through the cash flow generated from its operations. There can be no assurance that the remaining Sherbrooke Expansion will be fully funded and undertaken at this time on any particular schedule or at all.

Bitfarms Ltd. 2019 MD&A	15

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

In response to both a complaint concerning noise at the Sherwood Property and indications from officials at the municipality of Sherbrooke that they were reviewing applicable regulations, the Company has met with community residents and city officials on several occasions. While the Company believes it is compliant with all applicable regulations, the Company plans to implement further sound mitigating measures.

Off-Balance Sheet Arrangements

There are currently no off-balance sheet arrangements which could have an effect on current or future results or operations, or the financial condition of Bitfarms.

Share Capital

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares. As of the date of this MD&A, the Company has 84,620,630 common shares, 3,898,916 vested employee stock options, 3,586,082 unvested employee stock options, and 5,916,668 warrants to Dominion Capital issued and outstanding, as well as 300,000 other warrants. As of the date of this MD&A there were no preferred shares outstanding.

Financial Instruments & Risks

It is anticipated that in the normal course of operations, Bitfarms will be exposed to exchange risk, foreign currency risk and credit risk.

Dominion Capital loan

As of December 31, 2019, the Dominion Capital loan consisted of four $5.0 million tranches that were drawn down from the financing facility, which included a total of four available $5.0 million loan tranches (please refer to the Components of Total Debt section above). The features of the loan, which include the issuance of 1,666,667 warrants per tranche with an exercise price of $0.40, as well as a make-whole interest clause resulted in a financial liability accounted for at amortized cost, warrant liabilities previously recorded at fair value through profit or loss which were reclassified to equity during the period, and an embedded derivative recorded at fair value through profit or loss. The purpose of the loan is to provide the Company with additional funds to achieve its growth objectives, notably, the buildout of the first two phases of the Sherbrooke Expansion.

Financial instrument at amortized cost

Management used significant judgement and estimates when determining the effective interest rate of the financial liability accounted for at amortized cost. Payment amounts are determined as 10% of the cryptocurrency mined by Bitfarms. In order to calculate the effective interest rate, management had to estimate Bitfarms’ future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. The effective interest rate was determined to be 26.93%, 30.16% , 37.10% and 38.02% for the first, second and third and fourth tranches, respectively. Management had to make key assumptions in estimating the revenues, including Bitcoin price, Network Difficulty and the Company’s internal hashrate. The weighted average Bitcoin price and Network Difficulty used in the projections upon the inception of Tranches #1 and #2 were $5,400 and 5.36X10^12, respectively. The weighted average Bitcoin price and Network Difficulty used in the projections upon the inception of Tranche #3 and Tranche #4 were $10,200 and 7.82X10^12, and $13,900 and 1.32X10^13, respectively. The component of the financial instrument carried at amortized cost resulted in interest expense of $1.2 million and $2.8 million included in financial expenses for the three and twelve month periods ended December 31, 2019

Bitfarms Ltd. 2019 MD&A	16

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Warrants

Upon inception of the Dominion Capital loan, the warrants contained an anti-dilutive feature that would have resulted in a reduction in the exercise price in the event that Bitfarms Ltd. were to issue shares at a price lower than the exercise price. As a result of this feature, the warrants would not necessarily have resulted in a fixed number of shares being issued for a fixed price. The possibility of variation in the settlement price resulted in the warrants being classified as a liability that is measured at fair value through profit or loss. On September 27, 2019 the Company received all necessary approvals in order to remove the anti-dilutive feature, resulting in the reclassification and remeasurement of the warrants at their fair market value on the reclassification date, based on the inputs below. In exchange for removal of the anti-dilutive feature, the Company agreed not to issue common shares below the exercise price of $0.40 USD during the term of the loan with the lender. The remeasurement resulted in gains of $nil and $1,776,000 for the three and twelve months ended December 31, 2019, included in financial expenses.

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	September 27, 2019
Dividend yield (%)	-	-	-	-	-
Expected volatility of the share price (%)	110%	114%	114%	115%	114%
Risk-free interest rate (%)	2.4%	2.4%	1.8%	1.6%	1.57%
Expected life of warrants (years)	5	5	5	5	4.47-4.87
Share price (U.S. Dollar)	0.62	0.73	0.83 *	1.06	0.57
Warrant value (U.S. Dollar)	0.57	0.68	0.77	0.94	0.47
Quantity of warrants	1,666,667	1,666,667	1,666,667	1,666,667	6,666,668
Total value	$946,000	$1,137,000	$1,283,000	$1,570,000	$3,160,000

* As of the drawdown date of Tranche 3 as well as at June 30, 2019 the Company was not publicly traded. As a result, a linear regression model was used to estimate the share price as of the valuation dates. The linear regression model used a weighted average of the last five days of trading on the Tel Aviv Stock Exchange as well as the five days of trading on the TSXV ending August 2, 2019.

Embedded derivative

The value of the “make-whole” clause described above will vary based on management’s projections of the timing of the loan repayment, which are based on Bitfarms’ cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. Since this is a non-option derivative, the fair value upon initial recognition of the loan liability is nil. As of December 31, 2019, management revised its projections of the timing of the loan repayment and discounted future payments to their present value using the effective interest rates determined upon inception of each loan tranche. As of December 31, 2019, management recognized an embedded derivative asset with a value of $0.5 million resulting in a gain of $0.5 million in financial income. Any change in management’s assumptions of Bitcoin price, Bitcoin Network Difficulty and the Company’s internal hashrate may have a material impact on profit of loss upon remeasurement in subsequent periods.

Bitfarms Ltd. 2019 MD&A	17

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Credit risk

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents, accounts receivable and long-term deposits. The risk regarding cash and cash equivalents is mitigated by holding the cash and cash equivalents through Canadian chartered banks. The credit risk regarding trade receivables are derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. The Company places deposits with suppliers of cryptocurrency mining hardware in the normal course of operations in order to secure orders and delivery dates. The Company deals with major suppliers of cryptocurrency equipment and routinely maintains strong relationships with suppliers and evaluates the mining hardware market. Other long-term deposits include deposits with local government run energy producers. The Company is also exposed to credit risk through conversion of cryptocurrency to fiat currency through the use of cryptocurrency exchanges. The Company maintains relationships with multiple exchanges and mitigates credit risk by routinely converting cryptocurrency to fiat currency to limit exposure. Furthermore, the Company performs periodic evaluations of cryptocurrency exchanges.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they are due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure, as far as possible, that it maintains sufficient liquidity in order to pay its projected financial liabilities. The contractual maturities of trade and other payables are less than three months. Long-term debt includes financial obligations with contractual maturities, including principal and interest, as follows:

2020	$4,002,000
2021	$17,918,000
2022 and thereafter:	$93,000
Total	$22,013,000

Lease liabilities includes financial obligations with contractual maturities as follows, inclusive of interest, as of December 31, 2019:

2020	$1,197,000
2021	$1,170,000
2022	$1,050,000
2023	$893,000
2024 and thereafter:	$3,846,000
Total	$8,156,000

Bitfarms Ltd. 2019 MD&A	18

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s functional currency is the US Dollar as all its revenue, excluding Volta, and most of its capital expenditures are transacted in US dollars. The Company is exposed to variability in the Canadian dollar to US dollar exchange rate when paying operating expenses incurred and payable in Canadian dollars. The Company funds foreign currency transactions by buying the foreign currency at the spot rate when required. Management does not currently hedge its foreign currency risk.

Concentration Risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The Company is primarily engaged in the cryptocurrency mining industry that is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations. The Company does not currently hedge the conversion of cryptocurrencies to fiat currency.

Custody of Crypto Asset Risk

Cryptocurrencies are controllable by the possessors of the unique public key and private key relating to the digital wallet used to store the cryptocurrencies. If keys are lost, stolen or destroyed this could result in a loss for the Company. In order to mitigate the risk of loss of cryptocurrencies the Company sells cryptocurrency routinely and uses multi-signature digital wallets to store cryptocurrency until its eventual sale. The digital wallets used for Bitcoin and Litecoin require 2 out of 3, and 2 out of 5 individuals, respectively, in order to approve a spending transaction. Each of the users has a separate password that is not known by the other users. The transactions can only be initiated from the physical computer where the multi-signature wallet is installed for each user. In order to install the multi-signature wallet on a computer, twelve “seed” words that are distinct to each user are required, which are physically stored offline in confidential locations offsite.

Security breaches and hacking have been prevalent in cryptocurrency exchanges. The Company mitigates this risk by performing ongoing evaluations of exchanges, and routinely converting cryptocurrencies to fiat currency so that no material amount of crypto assets is held at any given time.

Other Risks

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business and financial condition and results of operations, or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks.. In evaluating the Company and its business, investors should carefully consider, in addition to other information contained in this MD&A, the risk factors below. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risk and uncertainties not presently known to the Company, or that are. currently deemed immaterial, may also impair operations. If any such risks actually occur, the business, financial condition, liquidity and results of operations could be materially adversely affected.

Bitfarms Ltd. 2019 MD&A	19

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Bitcoin Halving Event Risk

The current Block Reward is 12.5 Bitcoins per block. Based on an average block time of 10 minutes per block, the current Block Reward would result in approximately 1,800 Bitcoin being issued per day (i.e. 12.5 Bitcoin * 6 blocks per hour * 24 hours per day). In May 2020, the Bitcoin Block Reward is scheduled to decrease to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of Bitcoin issued per day would be reduced to approximately 900 per day.

The Bitcoin Halving may have a potential impact on the Company’s profitability. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price and Difficulty will adjust over time to ensure that the profitability of Mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown. As a result, if Bitcoin price and Difficulty do not adjust over time to pre-Bitcoin Halving profitability levels or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 is expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. While the Backbone operating segment is expected to continue operating throughout the pandemic, government-imposed restrictions encouraging social distancing is expected to impact the number of employees permitted to work in the mining facilities. A reduction in workforce in the mining facilities may reduce the Company’s ability to maximize operational efficiency. Volta’s services are considered to be essential by government authorities and are expected to continue throughout the pandemic. The impacts of COVID-19 on the Volta operating segment are expected to reduce revenues from the sale of electrician services and parts, as well as result in longer collection periods for outstanding trade receivables, and potential increases in bad debts resulting from the economic impact of COVID-19 on existing customers.

Debt Service

The Company’s ability to make scheduled payments on, or refinance its debt obligations, depends on its financial condition and operating performance, which are subject to a number of factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to repay the principal and interest on its indebtedness. In addition, a monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month is required in repayment of the Dominon Loan. This amount shall be applied to interest and the balance to principal and, in the event that the amount of the cryptocurrency mined is less that than the amount of interest owing, such additional amount shall be remitted such that the interest is payable in full. Accordingly, the actual monthly payments owing pursuant to the Dominion Loan are variable. In periods of higher cryptocurrency prices, the Loan payments could exceed budgeted amounts resulting in an impairment of working capital.

Bitfarms Ltd. 2019 MD&A	20

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, reduce its growth plans, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to obtain such alternative measures on commercially reasonable terms, or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations. The Company’s credit agreements restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate any such dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its business, results of operations and financial condition. Failure to meet its debt obligations could result in default under its lending agreements. In the event of such default, the holders of such indebtedness could elect to declare all of the funds borrowed thereunder to be immediately due and payable, together with accrued and unpaid interest, and the Company could, among other remedies that may be available, be forced into bankruptcy, insolvency or liquidation. If the Company’s operating performance declines, it may need to seek waivers from the holders of such indebtedness to avoid being in default under the instruments governing such indebtedness. If the Company breaches its covenants under its indebtedness, it may not be able to obtain a waiver from the holders of such indebtedness on terms acceptable to the Company, or at all. If this occurs, the Company would be in default under such indebtedness, and the holders of such indebtedness could exercise their rights as described above, and the Company could, among other remedies that may be available, be forced into bankruptcy, insolvency or liquidation. A default under the agreements governing certain of our existing or future indebtedness and the remedies sought by the holders of such indebtedness could make the Company unable to pay principal or interest on the debt.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

The ability of the Company to secure any required financing to sustain operations and expansion plans will depend on part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management.

The Company currently anticipates that the internally generated funds will be sufficient for working capital requirements. However, the Company will need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the common shares will have on the price of the shares.

Bitfarms Ltd. 2019 MD&A	21

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Furthermore, any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms the Company may be unable to develop or enhance its business, take advantage of future opportunity or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Debt Covenants

The agreements governing the Company’s credit facilities contain restrictive covenants that may limit its discretion with respect to certain business matters. These covenants may place significant restrictions on, among other things, the Company’s ability to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets. In addition, the agreements governing the Company’s credit facilities may contain financial covenants that require it to meet certain financial ratios and financial condition tests. If the Company fails to maintain the requisite financial ratios under the agreement governing its credit facilities, it will be unable to draw any amounts under the credit facility until such default is waived or cured as required. In addition, such a failure could constitute an event of default under the Company’s lending agreements entitling the lenders to accelerate the outstanding indebtedness thereunder unless such event of default is cured as required by the agreement. The Company’s ability to comply with these covenants in future periods will depend on its ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond its control. The restrictions in the agreements governing the Company’s credit facilities may prevent the Company from taking actions that it believes would be in the best interest of its business and may make it difficult for it to execute its business strategy successfully or effectively operate in comparison to companies that are not similarly restricted. The Company may also incur future debt obligations that might subject it to additional restrictive covenants that could affect its financial and operational flexibility. The Company’s ability to comply with the covenants and restrictions contained in the Loan Agreement may be affected by economic, financial and industry conditions beyond its control. The breach of any of these covenants or restrictions could result in a default under the agreements that would permit the applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, or cause cross-defaults under the Company’s other debts. If the Company is unable to repay its secured debt, the Lenders could proceed against the collateral securing the Loans. This could have serious consequences to the Company’s financial condition and results of operations and could cause it to become bankrupt or insolvent.

Bitfarms Ltd. 2019 MD&A	22

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. In particular, the Company has a limited history with its mining operations and remains in the early stage of development. The Company is subject to many risks common to venture enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success.

The Company is dependent on retained earnings for substantially all of its working capital needs, and there is no assurance that additional funding will be available to it for further development and growth. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

The Company incurs substantial expenses in the establishment and operation of its business. A significant portion of the Company’s financial resources have been and will continue to be, directed to the development of its business and related activities. The success of the Company will ultimately depend on its ability to generate cash from its business. There is no assurance that the required funds will be available for future expansion of the Company’s business. If the Company does not have access to the required funds to continue the operation and development of its business and operational activities, and to the extent that it does not generate cash flow and income, the Company’s long-term viability may be materially and adversely affected.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies (such as the Company), have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continued fluctuations in price will not occur.

Management of Growth

The Company has recently experienced, and may continue to experience, rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company’s existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Company’s operations.

Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

Bitfarms Ltd. 2019 MD&A	23

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

The computer network operated by the Company may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also lost or stolen, resulting in irreversible losses of cryptocurrencies.

Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies

A decision by the Company to cease monetization of cryptocurrencies or to monetize cryptocurrencies less frequently can increase the risk of cryptocurrencies held decreasing in value and the risk of loss or theft of cryptocurrencies. This in turn, may increase the level of audit risk for the Company’s auditors in the area of auditing the existence and ownership rights of crypto-asset holdings. If the Company’s auditors deem the audit risk too high, there is risk that the current auditors would withdraw from the audit which, in turn, would increase the risk of the Company’s ability to comply with the requirement for reporting annual audited financial statements as part of its ongoing continuous disclosure requirements as a publicly listed company.

Limited History of De-Centralized Financial System

Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic or cryptocurrencies as payment, and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the field difficult.

Controlling Shareholder Risk

Certain officers and directors of the Company beneficially own 31,511,481 of the issued and outstanding common shares representing approximately 37.2% of the issued and outstanding common shares. By virtue of their status as the principal shareholders of the Company, and by being directors and officers of the Company, they have the power to exercise significant influence over all matters requiring shareholder approval, including the election of directors, amendments to the Company’s articles and by-laws, mergers, business combinations and the sale of substantially all of the Company’s assets. As a result, the Company could be prevented from entering into transactions that could be beneficial to the Company or its other shareholders. Also, third parties could be discouraged from making a take-over bid. As well, sales by the significant shareholders of a substantial number of could cause the market price of such shares to decline.

Bitfarms Ltd. 2019 MD&A	24

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining its operations. The Company’s hardware and software may become obsolete and require substantial capital to replace. There can be no assurance that mining hardware will be readily available when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company’s control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue activities.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Company.

Volatility may have an impact on the value of the Company’s inventory of currencies. The Company will act to reduce this risk by combining routine sales of cryptographic currencies for U.S. dollars, Canadian dollars, and/or other investment assets, and a number of cryptocurrencies that will ensure coverage of current operating expenses (Opex) and capital expenditures (Capex) in order to hedge the risk of volatility with regard to the Company’s expenses.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. If the network difficulty increased at a significantly higher rate than the Company’s hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Company’s operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

Bitfarms Ltd. 2019 MD&A	25

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. The Company conducts Mining in the Province of Québec. As a result of operations in a single jurisdiction, the Company’s current and future operations, anticipated growth, and sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the Province of Québec poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime in the Province of Québec are summarized as follows:

(a)	Currently Backbone sources its energy from Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog. The Province of Québec mandates electrical service providers to supply their customers under an obligation to serve power delivery regime; consequently, the Company believes these power suppliers are reliable. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

(b)	The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie. Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke server farms, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. The Régie has undertaken regulatory proceedings to establish a framework for the provision of electricity for cryptocurrency mining in Québec in three Phases:

Phase 1:	On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners and on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency mining facilities built after that date (“Phase 1”). Under Phase 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Phase 1 is not expected to have an impact on Backbone’s pre-existing operations and secures existing rates until the completion of Phase 3.

Bitfarms Ltd. 2019 MD&A	26

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Phase 2:	On April 29, 2019, the Régie rendered its decision on the second phase (“Phase 2”) of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects were required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. The call for tenders process ended on October 31, 2019. According to Hydro-Quebec, only 60 MW were allocated to cryptographic clients. In its decision, the Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Additional Server Farms), it would have been required to participate to the call for tenders process. However, the Régie’s decision also means that all the Company’s pre-existing operations will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff applies to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto miners not already under authorized cryptocurrency contracts. Following a successful administrative review process of the decision of the Régie initiated by the Company, the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) does not apply to our pre-existing operations supplied directly by Hydro-Québec. This issue will be addressed by the Régie in Phase 3.

Phase 3:	On February 28, 2020, the Régie rendered a procedural decision on the various subjects that will be addressed in Phase 3 of the Régie’s deliberations. Those subjects are the following:

●	Results of the call for tenders process that ended on October 31, 2019;
●	Additional evidence from Hydro-Quebec on the necessity to have specific conditions of service for cryptographic clients considering the current state of market;

●	Conditions of service for pre-existing operations, including the requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request;

●	List of exclusions from the new class of energy consumers

Bitfarms Ltd. 2019 MD&A	27

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

In addition to the abovementioned subjects, Phase 3 will also cover the following issues related to the operations on the Municipal Network:

●	Inclusion of the Municipal Networks clients to the new class of energy consumers;

●	Allocation to Municipal Networks clients of an aggregate supply of megawatts of electricity for cryptographic use applied to blockchain; and

•	Tariffs and Conditions that should be applied to Municipal Networks clients using the electricity for cryptographic use applied to blockchain.

(c)	Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary Preferential Rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that the Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to the Company, then operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing Mining farms will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with the maintenance of the Mining farms and any other Mining farms the Company may acquire are added. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. In the past four years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Bitfarms Ltd. 2019 MD&A	28

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Political and Regulatory Risk

The Company’s primary properties are located in Québec and are be subject to changes in political conditions and regulations within the Province and in Canada. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, sales and income taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. For example, cryptocurrency mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although the energy costs used by the Company are determined and controlled by a regulator, there is no certainty that this factor will not raise energy tariffs, which may reduce the profitability of mining cryptographic currencies.

On-going and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. Canada may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies.

Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company’s common shares. Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

The Company’s material property is located in the province of Québec and as such are subject to the jurisdiction of the laws of Québec and Canada. The Company believes the present attitude to foreign investment and to the mining industry is favourable, but conditions may change. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, and environmental legislation.

Permits and Licences

The operations of the Company may require licences and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required.

Bitfarms Ltd. 2019 MD&A	29

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Server Failures

There is a risk of serious malfunctions in servers or central processing units and/or their collapse. The Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers. The Company also employs a “hardware” team, which focuses, among other things, on chip repair and daily evaluation of the technical condition of the server farm that the Company operates. The Company owns software (developed by its management) that enables, among other things, control, management and reporting of malfunctions in real time, which enables ongoing control over the operation of the equipment, including its cooling. While malfunctions in central servers, or central processing units can only occur on a specific server farm or part of it or for short periods of time, such server crashes or failures may cause significant economic damage to the Company.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Common Shares may be adversely affected.

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder’s specific circumstances. Such tax consequences are not described herein, and this MD&A is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Environmental Regulations

All of the Company’s operations may be subject to environmental regulations, which can make operations expensive or prohibitive. The continued evolvement of environmental regulations may lead to the imposition of stricter standards, more diligent enforcement, and heavier fines and penalties for non- compliance. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations or cause delays in the development of mining projects.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to Mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest which are unknown to the Company at present which have been caused by previous or existing owners or operators of the property which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.

Bitfarms Ltd. 2019 MD&A	30

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

The current or future operations of the Company, including development activities and Mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake. The Company intends to fully comply with all environmental regulations in every country in which it is active.

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers will generally be irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Bitfarms Ltd.’s operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

Bitfarms Ltd. 2019 MD&A	31

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

●	Changes in consumer demographics and public tastes and preferences;
●	The maintenance and development of the open-source software protocol of the network;
●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

Facility Developments

The continued development of existing and planned facilities is subject to various factors, and may be delayed or adversely affected by such factors beyond the Company’s control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

Risks of Non-Availability of Insurance

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, will contain exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the industry may impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk.

Competition

The Company’s business is intensely competitive, and the Company will compete with other mining companies, many of which have greater resources and experience. A fundamental property of mining associated with many cryptocurrencies is that the computational complexity of the mining algorithm increases over time. This factor along with new industry entrants and price volatility may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency outside of Canada has led some mining companies to consider Canada as a jurisdiction in which to operate. This may increase competition to the Company; however, the Company believes that only a few competitors exist that can compete with the speed and cost effectiveness of its current operations and buildout capabilities. Nevertheless, the Company’s assumptions with respect to its competitors could be inaccurate and the Company may face unexpected competition in the form of a new entrant in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

Bitfarms Ltd. 2019 MD&A	32

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

If the award of coins for solving Blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for miners to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the blockchain, or a software upgrade that automatically charges fees for all transactions, may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company’s cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve Blocks and confirmations of transactions on the blockchain could be slowed temporarily. A reduction in the processing power expended by miners could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on the blockchain, potentially permitting such actor or botnet to manipulate the blockchain in a manner that adversely affects the Company’s mining activities.

If the award of coins for solving Blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue Mining and may cease their Mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s Mining activities, inventory of coins, and future investment strategies.

Bitfarms Ltd. 2019 MD&A	33

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Loss of Key Employees

The Company will depend on a number of key employees, the loss of any one of whom could have an adverse effect on the Company. The Company will not have and is not expected to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death. Without key person insurance, the Company may not have the financial resources to develop or maintain its business until it replaces the individual. The development of the business of the Company will be dependent on its ability to attract and retain highly qualified management and mining personnel. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan.

Acceptance and/or widespread use of cryptocurrency is uncertain

Currently, cryptocurrencies are used relatively rarely in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the Company’s operations and profitability.

Related Party Transactions

During the three and twelve month periods ended December 31, 2019, the Company had the following transactions with related parties:

1.	Bitfarms was charged approximately $33,000 and $152,000 for the three and twelve month periods ended December 31, 2019 (three and twelve month periods ended December 31, 2018 - $52,000 and $235,000) for telecommunication expenses by a company in which a former director and significant shareholder, Pierre-Luc Quimper (who resigned as of October 3, 2019), has significant influence.

In addition, Bitfarms made rent payments totaling approximately $81,000 and $528,000 for the three and twelve month periods ended December 31, 2019 (three and twelve month periods ended December 31, 2018 - $151,000 and $597,000) to companies controlled by a director and officer, Emiliano Grodzki and Mathieu Vachon and a former director, Pierre-Luc Quimper. For the three and twelve month periods ended December 31, 2019 the rent payments were classified as interest included in financial expenses and principal repayment of lease liabilitiesf. For the three and twelve month periods ended December 31, 2018 rent payments were included in cost of sales. As of August 2019 the Cowansville building was sold to an arms length party and a new lease agreement was signed. The sale of the Cowansnville building will result in a reduction in monthly rent paid to related parties in the amount of $14,400.

Bitfarms Ltd. 2019 MD&A	34

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

2.	Bitfarms entered into consulting agreements with two of the directors, Nicolas Bonta and Emiliano Grodzki. The consulting fees charged by directors totaled approximately $100,000 and $400,000 for the three and twelve month periods ended December 31, 2019 ($101,000 and $448,000 for the three and twelve month periods ended December 31, 2018).

3.	Bitfarms sold 627 Bitcoin for the twelve month periods ended December 31, 2019 (589 Bitcoin and 3,346 Bitcoin for the three and twelve months ended December 31, 2018) to a company of which, at the time of such sales, had a director, Roy Sebag, who was also a shareholder of Bitfarms Ltd. (Israel) for $2,283,000 ($3,424,000 and $28,323,000 for the three and twelve month periods ended December 31, 2018). The company which Bitfarms sold Bitcoin to ceased operating in the cryptocurrency industry as of March 11, 2019, and since that date Bitfarms has not transacted with this company.

4.	Volta rendered electricial services to a former director, Pierre-Luc Quimper in the amount of $0 and $12,000 for the three and twelve month periods ended December 31, 2019, respectively (year ended December 31, 2018 - $nil)

5.	On June 12, 2019, Mathieu Vachon and Pierre-Luc Quimper, two of Bitfarms founding shareholders exchanged 17,335,090 exchangeable shares of Backbone into 17,335,090 common shares of the Company.

Transactions 1. through 4. listed above were incurred in the normal course of operations.

Recent and Subsequent Events

Change of Directors and Officers

On March 11, 2020 Wes Fulford elected to resign as Chief Executive Officer and Director of Bitfarms and its subsidiaries. The Company issued 500,000 Common shares in consideration for past services. On the same day Emiliano Grodzki was appointed as interim Chief Executive Officer of Bitfarms. On April 16, 2020 Brian Howlett was appointed a director of Bitfarms.

Warrant Exercise

On both January 13, 2020 and February 12, 2020 Dominion Capital exercised a combined total of 500,000 warrants to acquire 500,000 common shares resulting in proceeds of $0.2 million being paid to the Company.

Bitfarms Ltd. 2019 MD&A	35

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Accounting Standards

Adoption of New Accounting Standards

IFRS 16 Leases:

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (’short- term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’). The effect of adoption IFRS 16 as of January 1, 2019 is as follows:

Assets
Right-of-use assets *	$5,303,000

Liabilities
Short-term	621,000
Long-term	4,498,000
Total liabilities	$5,119,000

*	Includes $184 previously presented in long-term deposits and advance payments on equipment prior to the adoption of IFRS 16 on January 1, 2020.

1.	Nature of the effect of adoption of IFRS 16:

The Company has lease contracts for various farming facilities, vehicles and other equipment. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all the risks and rewards incidental to ownership of the leased asset to the Company; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under other assets and accounts payable, respectively.

Bitfarms Ltd. 2019 MD&A	36

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company. As all of the Company’s leases were previously classified as operating leases, the Company recognized right-of-use assets and lease liabilities for these leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application. The Company also applied the available practical expedients wherein it:

●	Used a single discount rate to a portfolio of leases with reasonably similar characteristics

●	Relied on its assessment of whether leases are onerous immediately before the date of initial application

●	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

●	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

●	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

The lease liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Farming facilities operating lease commitments as of December 31, 2018	$3,737,000
Less:
Commitments relating to short-term leases	(37,000)
Adjusted farming facilities operating lease commitments as of December 31, 2018	3,700,000
Add:
Payments in optional extension periods not recognized as of December 31, 2018	3,033,000
Adjusted farming facilities operating lease commitments and optional extension periods not recognized as of December 31, 2018	6,733,000
Discount rate for portfolio of leases	8%
Lease liabilities as of January 1, 2019	5,017,000

Vehicle operating lease commitments as of December 31, 2018	105,000
Discount rate for portfolio of leases	3.49%
Discounted operating lease commitments at January 1, 2019	102,000

Lease liabilities as of January 1, 2019	102,000

Total lease liabilities as of January 1, 2019	$5,119,000

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Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

2.	Summary of new accounting policies:

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Company recognizes right-of-use assets as of January 1, 2019, at an amount equal to the lease liability, adjusted for previously recognized prepaid or accrued lease payments. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the Company used a single incremental borrowing rate as of January 1, 2019, to a portfolio of leases with reasonably similar characteristics. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured using a revised discount rate, with a corresponding adjustment to the related right-of-use asset, if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e. below $5,000). Lease payments for short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms of three to ten years. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Bitfarms Ltd. 2019 MD&A	38

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

The Company included the renewal period as part of the lease term for leases of plant and machinery due to the significance of these assets to its operations. These leases have a short non-cancellable period (i.e., three to ten years) and there will be a significant negative effect on production if a replacement is not readily available. The renewal options for leases of motor vehicles were not included as part of the lease term because the Company has a policy of leasing motor vehicles for not more than five years and, hence, not exercising any renewal options.

3.	Amounts recognized in the statement of financial position and profit or loss:

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Farming facilities	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2019	$5,201,000	$102,000	$-	$5,303,000	$5,119,000

Additions	2,108,000	129,000	60,000	2,297,000	2,292,000
Lease terminations	(489,000)	(24,000)	-	(513,000)	(551,000)
Depreciation	(786,000)	(50,000)	(8,000)	(854,000)	-
Payments	-	-	-	-	(1,045,000)
Interest	-	-	-	-	381,000
Foreign exchange loss on lease liabilities	-	-	-	-	267,000

As of December 31, 2019	$6,034,000	$157,000	$52,000	$6,233,000	$6,463,0000

The addition and lease termination included in farming facilities represents the termination of the lease agreement with a company controlled by certain directors, and the signing of a new agreement with an arm’s length party. The key terms of the lease agreement feature a ten-year initial lease term with two five-year renewal options. Monthly rent approximates $17,000 ($22,000 CAD) with an annual increase based on the Consumer Price Index (CPI) per Statistics Canada on December 31. The future potential payments not included in the initial recognition of the lease include the two five-year renewal terms, with payments totaling approximately $2.0 million ($2.6 million CAD) exclusive of annual increases based on the CPI.

The Company recognized rent expense from short-term leases of $62,000 for the year ended December 31, 2019.

Bitfarms Ltd. 2019 MD&A	39

Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance in 2020 is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin halving event;
●	COVID 19 pandemic;
●	the availability of financing opportunities and risks associated with economic conditions, including Bitcoin price and Bitcoin network difficulty;
●	the ability to service debt obligations and maintain flexibility in respect of debt covenants;
●	the speculative and competitive nature of the technology sector;
●	dependency in continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;

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Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	political and regulatory risk; and
●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statementsReaders are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and “Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenue. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; and (iv) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenue. “Gross mining profit” is defined as Revenue minus energy and infrastructure expenses for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenue for the Backbone segment of the Company.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included in pages 9, 10 and 11.

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Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the mining of Litecoin which use the Scrypt algorithm.

Bitcoin: Bitcoin is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process.

Block Reward: A Bitcoin block reward refers to the new bitcoins that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 12.5 Bitcoin per block.

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

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Bitfarms Ltd. Management’s Discussion and Analysis For the year ended December 31, 2019 Report Date: April 29, 2020

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the Bitcoin Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created Bitcoins as Block Rewards.

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.

Terahash: One trillion (1,000,000,000,000) hashes per second.

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